Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

December 3, 2007

PACIFIC ASIA CHINA ENERGY INC. ANNOUNCES APPROVAL TO TRADE ON THE OTC BULLETIN BOARD SECURITIES MARKET IN THE UNITED STATES.

PACIFIC ASIA CHINA ENERGY INC. (“PACE” or “the Company”) is pleased to announce that it has received approval to trade on the Over the Counter Bulletin Board Market (“OTC-BB”) under the trading symbol “PCEEF” beginning Monday, December 3, 2007. Brean Murray, Carret & Co., LLC of New York has registered with the “OTC-BB” as a market maker in the securities of the Company.

The OTC Bulletin Board® (OTC-BB) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities, including US based securities, foreign securities and ADR’s. It provides access to more than 3,300 securities, and includes more than 230 participating Market Makers.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE" and the OTC-BB Securities Market under the symbol “PCEEF”.

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"

Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO